BRIDGEWAY ACQUISITION CORP.

76 Lagoon Road

Belvedere, California 94920

February 14, 2011

VIA EDGAR

H. Christopher Owings

Assistant Director

United States Securities Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Bridgeway Acquisition Corp.
Form 10-12(g)
Filed November 18, 2010
File No. 000-54203

Dear Mr. Riedler:

This letter is in response to the comments contained in the Staff’s letter (the “Comment Letter”) to Bridgeway Acquisition Corp. (the “Company”), dated January 12, 2011, concerning the Form 10-12(g) (“Form 10” or the “Registration Statement”) filed by the Company. The Company has filed Amendment No. 1 to the Company’s Registration Statement on Form 10 (“Amendment No.1”) concurrent with this letter incorporating and/or responding to the requested changes.

The comments from the Comment Letter are repeated below. For convenience of reference, the number beside each of the following comments corresponds to the paragraph number indicated in the Comment Letter.

The Company’s responses to the Staff’s comments are as follows:

General

1. Please be advised that your registration statement will automatically become effective 60 days after your filing date of December 15, 2010. Upon effectiveness, you will become subject to the reporting requirement of Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

H. Christopher Owings

Assistant Director

United States Securities Exchange Commission

February 14, 2011

RESPONSE:

The Company is aware that the Registration Statement will automatically become effective within sixty (60) days after filing and the Company will be subject to the reporting requirement of the Securities Exchange Act of 1934 even if it has not cleared the Staff’s comments.

Cover Page

2. Please revise your cover page to clarify that you are registering your common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934. Currently, your cover page includes no indication in response to whether you are registering securities pursuant to Section 12(b) and indicates none in response to whether you are registering securities pursuant to Section 12(g).

RESPONSE:

The Company has revised to disclose in the cover page that it is registering its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934 and has indicated “none” in response to whether it is registering securities pursuant to Section 12(b).

Explanatory Note, page 2

3. Please delete the defined terms in the first sentence of the third paragraph on page two since the meaning is clear from their context. This comment also applies to the first sentence on page four.

RESPONSE:

As suggested, the Company has deleted the defined terms in the first sentence of the third paragraph on page two and has changed the defined term in the first sentence on page four to “Bridgeway Acquisition Corp. (the “Company”)”.

(b) Business of Issuer, page 4

4. Please prominently disclose in the first paragraph on page four that your auditors have raised substantial doubt as to your ability to continue as a going concern.

H. Christopher Owings

Assistant Director

United States Securities Exchange Commission

February 14, 2011

RESPONSE:

The Company has added the following sentences to the end of the first paragraph on page four:

As of October 31, 2010, we have suffered from continuous losses with an accumulated deficit of $4,500. As a result, our auditor has raised substantial doubt as to our ability to continue as a going concern.

5. Please revise the second sentence of the third paragraph on page four to clarify that you have made no efforts to identify a possible business combination as you state in the first paragraph of this section.

RESPONSE:

The Company has revised the above-referenced sentence to clarify that it has made no efforts to identify a possible business combination at this time and it will be the company’s principal business objective for the next 12 months and beyond to conduct such activities.

Item 1A. Risk Factors, page 6

6. Please provide a risk factor disclosing how your sole director, manager and shareholder’s beneficial ownership of 50% of Matter of Time 1 Co., a blank check, shell company, may conflict with your interest. In addition, please indicate the current status of Matter of Time, including its public effectiveness date and any activities to date. Further, please indicate whether Ms. Bosch is or has been affiliated with any other blank check offerings. If so, please provide similar disclosure.

RESPONSE:

The Company has added the following risk factor disclosing how Ms. Keri’s beneficial ownership of Matter of Time 1 Co. may conflict with the Company’s interest.

Our sole officer and director is affiliated with another blank check company that engages in business activities similar to those intended to be conducted by us and, accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

H. Christopher Owings

Assistant Director

United States Securities Exchange Commission

February 14, 2011

Ms. Keri Bosch, our sole officer and director, is the sole shareholder of KBB Financial, Inc. which is the general partner of Bosch Equities, L.P. Other than holding 100% ownership interest in the Company, Bosch Equities L.P. also holds 50% ownership interest in Matter of Time I Co. (SEC File Number: 0001497632), a blank check shell company registered under the Securities Exchange Act of 1934. Matter of Time I Co. currently has no business operations or significant assets and was formed for the purpose of seeking an operating business with which to merge. If Matter of Time I Co. successfully completed a business combination, Bosch Equities would likely receive considerations in exchange for all or a part of its ownership interest, as would Ms. Keri. As such, Ms. Keri may be regarded as having a conflict of interest in presenting a business opportunity to the Company, due to her affiliation with KBB Financial, Inc. and Matter of Time I Co. A potential target business may be presented to Matter of Time I Co. prior to its presentation to us and we may not be afforded an opportunity to engage in a transaction with such target business.

In addition, the Company has added to Item 5(e) Prior Blank Check Company Experience disclosure on the current status of Matter of Time I Co., including its public effectiveness date and any activities to date. Ms. Bosch is not and has not affiliated with any other blank check offerings.

Our business is difficult to evaluate … page 7

7. Please revise the second and the third sentences in this section to clearly state that you have only had organizational activities.

RESPONSE:

The Company has revised the disclosure in the above-referenced risk factor that the Company has been primarily engaged in organizational activities and has no operating history upon which to evaluate the likelihood that it will be able to operate successfully.

There is significant competition for companies …,page 7

8. Please revise the above risk factor to clarify how it is consistent with your statement on page four that you “will not restrict [your] potential target company …” For example, we note your disclosure that there is significant competition for “a merger transaction of the type contemplated by management” and you are in a “highly competitive market for a small number of business opportunities.”

RESPONSE:

The Company has revised and replaced the above-referenced risk factor as follows:

There is significant competition for companies suitable for a merger transaction of the type contemplated by management.

H. Christopher Owings

Assistant Director

United States Securities Exchange Commission

February 14, 2011

Although we are open to acquire a candidate target company in any industries and in any location, the business of seeking mergers with or acquisitions of small private and public entities is highly competitive and the number of companies suitable for a business combination contemplated by management is limited. We are and will continue to be an insignificant participant in this highly competitive market. A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do; consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. These competitive factors may reduce the likelihood of our identifying and consummating a successful business combination. In reality, it might be more feasible for a privately held company to file its own Form 10 registration statement to become a fully reporting company than to give up ownership to the Company by entering into a business combination with us.

There are issues impacting the liquidity of our securities …. page 11

9. Please delete or significantly revise the third paragraph of the above-referenced risk factor as much it serves to mitigate the point of the risk.

RESPONSE:

The Company has deleted the third paragraph of the above-referenced risk factor accordingly.

Item 5. Directors and Executive Officers, page 14

10. Please revise the second sentence of the first paragraph on page 15 to clarify the dates during which Ms. Bosch has served as the Chief Executive Officer of Bosch Equities, L.P.

RESPONSE:

The Company has revised this sentence as follows: “Since April 2, 2010, she [Ms. Keri] has been serving as the Chief Executive Officer of Bosch Equities, L.P., an investment strategy firm.”

11. Please revise the first paragraph on page 15 to disclose that Bosch Equities, L.P. and its general partner, KBB Financial, are your affiliates. See Item 401(c) of Regulation S-K. Please also disclose that Ms. Bosch is the sole shareholder of both such entities.

H. Christopher Owings

Assistant Director

United States Securities Exchange Commission

February 14, 2011

RESPONSE:

The Company has added the following sentence to this paragraph: “She [Ms. Bosch] controls 100% ownership interest in KBB Financial, Inc., which is the general partner of Bosch Equities, L.P.,  the Company’s sole shareholder.”

12. Please expand the last sentence of the first paragraph on page 15 to specifically describe the “experience and business resources” that Ms. Bosch possesses that will be beneficial to you in light of your business and structure. See Item 401(e) of Regulation S-K.

RESPONSE:

The Company has revised the above-referenced paragraph as follows:

Ms. Keri B. Bosch is the Company’s President, Secretary, Treasurer and Director.  She controls 100% ownership interest in KBB Financial, Inc., which is the general partner of Bosch Equities, L.P.,  the Company’s sole shareholder. Ms. Bosch has operation experience in the financial industry. Since April 2, 2010, she has been serving as the Chief Executive Officer of Bosch Equities, L.P., an investment strategy firm. Prior to that, Ms. Bosch was the Vice President of Marketing for Elite Network, a Physician marketing company that marketed services and product to the American Physicians Association and The Independent Physicians Association of America covering close to 600,000 professionals.   At Elite Network, Ms. Bosch oversaw the majority of the company’s outreach and its Physicians Golf Tournament and Credentialing Event.  Additionally, Ms. Bosch also has experience being an assistant buyer for Macy’s in San Francisco, CA where she expanded her business network.   Ms. Bosch received a B.A. in International Studies with a focus in social theory and cross cultural studies along with a Minor in French from University of North Carolina at Chapel Hill and a separate degree from the Fashion Institute of Design and Merchandising AA in product development. Ms. Bosch’s experience and her broad business network in the financial, medical, professional sports and mergers and acquisitions industries will be beneficial to the Company as it seeks a business combination.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 15.

13. Please revise the third sentence of the second to last paragraph on page 15 to disclose, as you do elsewhere, that Ms. Bosch is the sole shareholder of KBB Financial, Inc.

H. Christopher Owings

Assistant Director

United States Securities Exchange Commission

February 14, 2011

RESPONSE:

The Company has replaced the above-referenced paragraph with the following:

On October 22, 2010, the Company offered and sold an aggregate of 800,000 shares of Common Stock to Bosch Equities, L.P., an limited partnership formed under the laws of California, for an aggregate purchase price equal to $8,000.00.  The shares owned by Bosch Equities represent all of the issued and outstanding shares of capital stock of the Company.   The general partner of Bosch Equities, L.P. is KBB Financial, Inc., a California corporation, the sole shareholder of which is Ms. Keri B. Bosch. As a result, Ms. Keri Bosch may be deemed to be the indirect beneficial owner of these securities since she has sole voting and investment control over the securities.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. I look forward to hearing from you. Direct questions or questions for clarification of matters contained in this letter may be addressed to the undersigned or to David K. Cheng, Esq. of Nixon Peabody LLP at (415) 984-8200 or by fax at (415) 984-8300.

Sincerely,

Bridgeway Acquisition Corp.

By:	/s/ Keri B. Bosch
Keri B. Bosch
President